UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FEDERAL HOME LOAN MORTGAGE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

313400301

(CUSIP Number)

Roy J. Katzovicz, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 313400301

1	NAMES OF REPORTING PERSONS Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 63,505,693
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 63,505,693
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,505,693
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.77%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

[1]	This calculation is based on 650,039,533 shares of common stock of Federal Home Loan Mortgage Corporation (the “Issuer”) outstanding as of October 24, 2013 as reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2013 (the “9/30/13 10-Q”).

CUSIP No. 313400301

1	NAMES OF REPORTING PERSONS PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 63,505,693
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 63,505,693
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,505,693
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.77%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[2]	This calculation is based on 650,039,533 shares of common stock outstanding as of October 24, 2013 as reported in the 9/30/13 10-Q.

CUSIP No. 313400301

1	NAMES OF REPORTING PERSONS Pershing Square GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,043,591
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,043,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,043,591
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.39%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

[3]	This calculation is based on 650,039,533 shares of common stock outstanding as of October 24, 2013 as reported in the 9/30/13 10-Q.

CUSIP No. 313400301

1	NAMES OF REPORTING PERSONS William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 63,505,693
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 63,505,693
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,505,693
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.77%[4]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[4]	This calculation is based on 650,039,533 shares of common stock outstanding as of October 24, 2013 as reported in the 9/30/13 10-Q.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock of Federal Home Loan Mortgage Corporation, a federally chartered corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 8200 Jones Branch Drive, McLean, VA 22102-3110.

As of November 15, 2013, the Reporting Persons (defined below) beneficially owned an aggregate of 63,505,693 shares of common stock, representing approximately 9.77% of the outstanding shares of common stock of the Issuer.

ITEM 2. IDENTITY AND BACKGROUND

(a), (f)	This statement is being filed by:

(i)	Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”);

(ii)	PS Management GP, LLC, a Delaware limited liability company (“PS Management”);

(iii)	Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”); and

(iv)	William A. Ackman, a citizen of the United States of America (together with Pershing Square, PS Management and Pershing Square GP , the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, date as of November 15, 2013, a copy of which is attached hereto as Exhibit 99.1.

(b)

The address of the principal business and principal office of each of the Reporting Persons is 888 Seventh Avenue, 42nd Floor, New York, New York 10019.

(c)

Pershing Square’s principal business is serving as investment advisor to certain affiliated funds.

PS Management’s principal business is serving as the sole general partner of Pershing Square.

Pershing Square GP’s principal business is serving as the sole general partner of Pershing Square, L.P., a Delaware limited partnership (“PS”) and Pershing Square II, L.P., a Delaware limited partnership (“PS II”).

The principal occupation of William A. Ackman is serving as the Chief Executive Officer of Pershing Square and the managing member of each of PS Management and Pershing Square GP.

(d), (e)

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pershing Square advises the accounts of PS, PS II, Pershing Square International, Ltd., a Cayman Islands exempted company (“Pershing Square International”) and Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH”) (collectively, PS, PS II, Pershing Square International and PSH, the “Pershing Square Funds”). Pershing Square purchased for the accounts of the Pershing Square Funds an aggregate of 63,505,693 shares of the common stock for total consideration (including brokerage commissions) of $135,678,911. The source of funding for such transactions was derived from the respective capital of the Pershing Square Funds.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons believe that the Issuer’s common stock is undervalued and is an attractive investment.

In light of the proposed Fairholme transaction on behalf of certain holders of preferred stock of the Issuer which was reported in the financial press, the Reporting Persons have determined that they may engage in discussions with management, the board, other stockholders of the Issuer, representatives of the Federal government, and other relevant parties concerning the business, assets, capitalization, financial condition, operations, governance, management, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of the common stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the common stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a), (b)

Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2013, there were 650,039,533 shares of the common stock outstanding as of October 24, 2013.

Based on the foregoing, the 63,505,693 shares of the common stock (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 9.77% of the shares of the common stock issued and outstanding.

Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of PS and PS II, Pershing Square GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 21,592,526 shares of the common stock held for the account of PS and the 451,065 shares of common stock held for the account of PS II. By virtue of William A. Ackman’s position as the Chief Executive Officer of Pershing Square and managing member of each of PS Management and Pershing Square GP, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be the beneficial owner of the Subject Shares.

The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein.

As of the date hereof, none of the Reporting Persons own any shares of the common stock other than the Subject Shares covered in this Statement.

(c)

Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of common stock that were effected in the past sixty days by the Reporting Persons for the benefit of the Pershing Square Funds. Except as set forth in Exhibit 99.2 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

(d)

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the common stock covered by this Schedule 13D, except that dividends from, and proceeds from the sale of, the shares of the common stock held for the accounts managed by Pershing Square may be delivered to such accounts.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the matters described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated as of November 15, 2013, among Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP and William A. Ackman.

Exhibit 99.2	Trading data.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2013	PERSHING SQUARE CAPITAL MANAGEMENT, L.P. By: PS Management GP, LLC, its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated as of November 15, 2013, among Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP and William A. Ackman.

99.2	Trading data.